UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

 (Amendment No. 3)

Under the Securities Exchange Act of 1934

GLOBE SPECIALTY METALS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

37954N206
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	37954N206

1	NAMES OF REPORTING PERSONS:

Alan Kestenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) Not Applicable
(b)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

9,143,895 (1)
NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON
WITH:		9,143,895 (1)

	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,143,895 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

12.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Includes, pursuant to Rule 13d-3(d)(1)(i) of the Act, 437,500 shares of common stock that may be purchased upon the exercise of stock options that have vested or vest within 60 days from December 31, 2014.

Item 1(a). Name of Issuer:

Globe Specialty Metals, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

600 Brickell Ave, Suite 1500, Miami, FL 33131

Item 2(a). Name of Person Filing:

Alan Kestenbaum

Item 2(b). Address of Principal Business Office or, if None, Residence:

600 Brickell Ave, Suite 1500, Miami, FL 33131

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e). CUSIP Number:

37954N206

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J); If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________

(k) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 9,143,895 (1) .

(b)	Percent of class: 12.3% .

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 9,143,895 (1) .

(ii)	Shared power to vote or to direct the vote 0 .

(iii)	Sole power to dispose or to direct the disposition of 9,143,895 (1) .

(iv)	Shared power to dispose or to direct the disposition of 0 .

(1) Includes, pursuant to Rule 13d-3(d)(1)(i) of the Act, 437,500 shares of common stock that may be purchased upon the exercise of stock options that have vested or vest within 60 days from December 31, 2014.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2015	/s/ Alan Kestenbaum
Alan Kestenbaum